Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-127714

PACIFIC ETHANOL, INC.

PROSPECTUS SUPPLEMENT NO. 2 DATED JUNE 23, 2006
TO FINAL PROSPECTUS DATED APRIL 24, 2006

The final prospectus of Pacific Ethanol, Inc. dated April 24, 2006 is supplemented to include the following updated information:

Risk Factors

The Risk Factors section is amended and restated in its entirety to read as follows:

RISK FACTORS

The following summarizes material risks that you should carefully consider before you decide to buy our common stock in this offering. Any of the following risks, if they actually occur, would likely harm our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you could lose the money you paid to buy our common stock.

Risks Related to our Combined Operations

We have incurred significant losses in the past and we may incur significant losses in the future. If we continue to incur losses, we will experience negative cash flow, which may hamper our operations, may prevent us from expanding our business and may cause our stock price to decline.

We have incurred losses in the past. As of March 31, 2006, we had an accumulated deficit of approximately $14.2 million. For the three months ended March 31, 2006, we incurred a net loss of approximately $600,000. For the year ended December 31, 2005, we incurred a net loss of approximately $9.9 million. We expect to incur losses for the foreseeable future and at least until the completion of our first ethanol production facility in Madera County. We estimate that the earliest completion date of this facility and, as a result, our earliest date of ethanol production, will not occur until the fourth quarter of 2006. We expect to rely on cash on hand, cash, if any, generated from our operations and financings to fund all of the cash requirements of our business. If our net losses continue, we will experience negative cash flow, which may hamper current operations and may prevent us from expanding our business. We may be unable to attain, sustain or increase profitability on a quarterly or annual basis in the future. If we do not achieve, sustain or increase profitability our stock price may decline.

The high concentration of our sales within the ethanol production and marketing industry could result in a significant reduction in sales and negatively affect our profitability if demand for ethanol declines.

Our revenue is and will continue to be derived primarily from sales of ethanol. Currently, the predominant oxygenate used to blend with gasoline is ethanol. Ethanol competes with several other existing products and other alternative products could also be developed for use as fuel additives. We expect to be completely focused on the production and marketing of ethanol and its co-products for the foreseeable future. We may be unable to shift our business focus away from the production and marketing of ethanol to other renewable fuels or competing products. Accordingly, an industry shift away from ethanol or the emergence of new competing products may reduce the demand for ethanol. A downturn in the demand for ethanol would significantly and adversely affect our sales and profitability.

If the expected increase in ethanol demand does not occur, or if the demand for ethanol decreases, there may be excess capacity in our industry.

Domestic ethanol production capacity has increased steadily from 1.7 billion gallons per year in January of 1999 to 4.8 billion gallons per year at June 2006 according to the Renewable Fuels Association, or RFA. In addition, there is a significant amount of capacity being added to our industry. We believe that approximately 2.0 billion gallons per year of production capacity is currently under construction. This capacity is being added to address anticipated increases in demand. Moreover, under the United States Department of Agriculture’s CCC Bioenergy Program, which is scheduled to expire September 30, 2006, the federal government makes payments of up to $150.0 million annually to ethanol producers that increase their production. This could create an additional incentive to develop excess capacity. However, demand for ethanol may not increase as quickly as expected, or at all. If the ethanol industry has excess capacity, a fall in prices will likely occur which will have an adverse impact on our results of operations, cash flows and financial condition. Excess capacity may result from the increases in capacity coupled with insufficient demand. Demand could be impaired due to a number of factors, including regulatory developments and reduced United States gasoline consumption. Reduced gasoline consumption could occur as a result of increased gasoline or oil prices. For example, price increases could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage capabilities.

We rely heavily on our President and Chief Executive Officer, Neil Koehler. The loss of his services could adversely affect our ability to source ethanol from our key suppliers and our ability to sell ethanol to our customers.

Our success depends, to a significant extent, upon the continued services of Neil Koehler, who is our President and Chief Executive Officer. For example, Mr. Koehler has developed key personal relationships with our ethanol suppliers and customers. We greatly rely on these relationships in the conduct of our operations and the execution of our business strategies. The loss of Mr. Koehler could, therefore, result in the loss of our favorable relationships with one or more of our ethanol suppliers and customers. In addition, Mr. Koehler has considerable experience in the construction, start-up and operation of ethanol production facilities and in the ethanol marketing business. Although we have entered into an employment agreement with Mr. Koehler, that agreement is of limited duration and is subject to early termination by Mr. Koehler under certain circumstances. In addition, we do not maintain “key person” life insurance covering Mr. Koehler or any other executive officer. The loss of Mr. Koehler could also significantly delay or prevent the achievement of our business objectives.

Our independent registered public accounting firm has advised management and our audit committee that they have identified a material weakness in our internal controls and we have concluded that we have a material weakness in our disclosure controls and procedures. Our business and stock price may be adversely affected if we do not remediate this material weakness or if we have other material weaknesses in our internal controls.

In connection with its audit of our consolidated financial statements for the year ended December 31, 2005, our independent registered public accounting firm advised management of the following matter that the accounting firm considered to be a material weakness: The current organization of our accounting department does not provide us with the appropriate resources and adequate technical skills to accurately account for and disclose our activities. Our resources to produce reliable financial reports and fulfill our other obligations as a public company are limited due to our small number of employees and the limited public company experience of our management. The existence of one or more material weaknesses in our internal controls could result in errors in our financial statements and substantial costs and resources may be required to rectify these material weaknesses. If we are unable to produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed.

The United States ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition.

The elimination or significant reduction in the Federal Excise Tax Credit could have a material adverse effect on our results of operations.

The production of ethanol is made significantly more competitive by federal tax incentives. The Federal Excise Tax Credit, or FETC, program, which is scheduled to expire on December 31, 2010, allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sell regardless of the blend rate. The current federal excise tax on gasoline is $0.184 per gallon, and is paid at the terminal by refiners and marketers. If the fuel is blended with ethanol, the blender may claim a $0.51 tax credit for each gallon of ethanol used in the mixture. The FETC may not be renewed prior to its expiration in 2010, or if renewed, it may be renewed on terms significantly less favorable than current tax incentives. The elimination or significant reduction in the FETC could have a material adverse effect on our results of operations.

Waivers of the Renewable Fuels Standard minimum levels of renewable fuels included in gasoline could have a material adverse affect on our results of operations.

Under the Energy Policy Act of 2005, the Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the Renewable Fuels Standard, or RFS, mandate with respect to one or more states if the Administrator determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the United States, or that there is inadequate supply to meet the requirement. In addition, the Department of Energy was directed under the Energy Policy Act of 2005 to conduct a study by January 2006 to determine if the RFS will have a severe adverse impact on consumers in 2006 on a national, regional or state basis. Based on the results of the study, the Secretary of Energy must make a recommendation to the EPA as to whether the RFS should be waived for 2006. Any waiver of the RFS with respect to one or more states or with respect to 2006 would adversely offset demand for ethanol and could have a material adverse effect on our results of operations and financial condition.

While the Energy Policy Act of 2005 imposes the RFS, it does not mandate the use of ethanol and eliminates the oxygenate requirement for reformulated gasoline in the Reformulated Gasoline Program included in the Clean Air Act.

The Reformulated Gasoline, or RFG, program’s oxygenate requirements contained in the Clean Air Act, which, according to the RFA, accounted for approximately 2.0 billion gallons of ethanol use in 2004, was completely eliminated on May 5, 2006 by the Energy Policy Act of 2005. While the RFA expects that ethanol should account for the largest share of renewable fuels produced and consumed under the RFS, the RFS is not limited to ethanol and also includes biodiesel and any other liquid fuel produced from biomass or biogas. The elimination of the oxygenate requirement for reformulated gasoline in the RFG program included in the Clean Air Act may result in a decline in ethanol consumption in favor of other alternative fuels, which in turn could have a material adverse effect on our results of operations and financial condition.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. In addition, we have made, and expect to make, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits.

We may be liable for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require us to expend significant amounts for investigation, cleanup or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our production facilities. Present and future environmental laws and regulations (and interpretations thereof) applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on our results of operations and financial position.

The hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims or damage to property and third parties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, we could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or third parties or other losses that are not fully covered by insurance could have a material adverse effect on our results of operations and financial position.

Our failure to manage our growth effectively could prevent us from achieving our goals.

Our strategy envisions a period of rapid growth that may impose a significant burden on our administrative and operational resources. The growth of our business, and in particular, the completion of construction of our planned ethanol production facilities, will require significant investments of capital and management’s close attention. We have also entered into significant marketing agreements with Front Range Energy, LLC and Phoenix Bio-Industries, LLC, and we are seeking to enter into additional similar agreements with companies that currently, or expect to, produce ethanol, all of which may result in a substantial growth in our marketing business. Our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, technicians and other personnel. We may be unable to do so. In addition, our failure to successfully manage our growth could result in our sales not increasing commensurately with our capital investments. If we are unable to successfully manage our growth, we may be unable to achieve our goals.

The ethanol production and marketing industry is extremely competitive. Many of our significant competitors have greater financial and other resources than we do and one or more of these competitors could use their greater resources to gain market share at our expense. In addition, certain of our suppliers may circumvent our marketing services, causing our sales and profitability to decline.

The ethanol production and marketing industry is extremely competitive. Many of our significant competitors in the ethanol production and marketing industry, such as Archer Daniels Midland Company, or ADM, Cargill, Inc., VeraSun Energy Corporation, Aventine Renewable Energy, Inc., and Abengoa Bioenergy Corp., have substantially greater production, financial, research and development, personnel and marketing resources than we do. In addition, we are not currently producing any ethanol that we sell and therefore are unable to capture the higher gross profit margins generally associated with production activities. As a result, our competitors, who are presently producing ethanol, may have greater relative advantages resulting from greater capital resources due to higher gross profit margins. As a result, our competitors may be able to compete more aggressively and sustain that competition over a longer period of time than we could. Our lack of resources relative to many of our significant competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and cause a decline in our market share, sales and profitability.

In addition, some of our suppliers are potential competitors and, especially if the price of ethanol remains at historically high levels, they may seek to capture additional profits by circumventing our marketing services in favor of selling directly to our customers. If one or more of our major suppliers, or numerous smaller suppliers, circumvent our marketing services, our sales and profitability will decline.

We also face increasing competition from international suppliers. Although there is a $0.54 per gallon tariff, which is scheduled to expire in 2007, on foreign-produced ethanol that is approximately equal to the blenders’ credit, ethanol imports equivalent to up to 7% of total domestic production in any given year from various countries were exempted from this tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. Currently, international suppliers produce ethanol primarily from sugar cane and have cost structures that are generally substantially lower than ours.

Any increase in domestic or foreign competition could cause us to reduce our prices and take other steps to compete effectively, which could adversely affect our results of operations and financial position.

We may engage in hedging transactions and other risk mitigation strategies that could harm our results.

In an attempt to partially offset the effects of volatility of ethanol prices and corn and natural gas costs, we may enter into contracts to supply a portion of our ethanol production or purchase a portion of our corn or natural gas requirements on a forward basis and may also engage in other hedging transactions involving exchange-traded futures contracts for corn, natural gas and unleaded gasoline from time to time. The financial statement impact of these activities is dependent upon, among other things, the prices involved and our ability to sell sufficient products to use all of the corn and natural gas for which we have futures contracts. Hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices paid or received by us. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. A hedge position is often settled in the same time frame as the physical commodity is either purchased, as in the case of corn and natural gas, or sold as in the case of ethanol. Hedging losses may be offset by a decreased cash price for corn and natural gas and an increased cash price for ethanol. We also vary the amount of hedging or other risk mitigation strategies we undertake, and we may choose not to engage in hedging transactions at all. As a result, our results of operations and financial position may be adversely affected by increases in the price of corn or natural gas or decreases in the price of ethanol or unleaded gasoline.

Risks Relating to the Business of Kinergy

Kinergy’s purchase and sale commitments as well as its inventory of ethanol held for sale subject us to the risk of fluctuations in the price of ethanol, which may result in lower or even negative gross profit margins and which could materially and adversely affect our profitability.

Kinergy’s purchases and sales of ethanol are not always matched with sales and purchases of ethanol at prevailing market prices. Kinergy commits from time to time to the sale of ethanol to its customers without corresponding and commensurate commitments for the supply of ethanol from its suppliers, which subjects us to the risk of an increase in the price of ethanol. Kinergy also commits from time to time to the purchase of ethanol from its suppliers without corresponding and commensurate commitments for the purchase of ethanol by its customers, which subjects us to the risk of a decline in the price of ethanol. In addition, Kinergy increases inventory levels in anticipation of rising ethanol prices and decreases inventory levels in anticipation of declining ethanol prices. As a result, Kinergy is subject to the risk of ethanol prices moving in unanticipated directions, which could result in declining or even negative gross profit margins. Accordingly, our business is subject to fluctuations in the price of ethanol and these fluctuations may result in lower or even negative gross margins and which could materially and adversely affect our profitability.

Kinergy depends on a small number of customers for the vast majority of its sales. A reduction in business from any of these customers could cause a significant decline in our overall sales and profitability.

The vast majority of Kinergy’s sales are generated from a small number of customers. During 2005, sales to Kinergy’s three largest customers, each of whom accounted for 10% or more of total net sales, represented approximately 18%, 11% and 10%, respectively, representing an aggregate of approximately 39%, of Kinergy’s total net sales. During 2004, sales to Kinergy’s four largest customers, each of whom accounted for 10% or more of total net sales, represented approximately 13%, 12%, 12% and 12%, respectively, representing an aggregate of approximately 49%, of Kinergy’s total net sales. We expect that Kinergy will continue to depend for the foreseeable future upon a small number of customers for a significant portion of its sales. Kinergy’s agreements with these customers generally do not require them to purchase any specified amount of ethanol or dollar amount of sales or to make any purchases whatsoever. Therefore, in any future period, Kinergy’s sales generated from these customers, individually or in the aggregate, may not equal or exceed historical levels. If sales to any of these customers cease or decline, Kinergy may be unable to replace these sales with sales to either existing or new customers in a timely manner, or at all. A cessation or reduction of sales to one or more of these customers could cause a significant decline in our overall sales and profitability.

Kinergy’s lack of long-term ethanol orders and commitments by its customers could lead to a rapid decline in our sales and profitability.

Kinergy cannot rely on long-term ethanol orders or commitments by its customers for protection from the negative financial effects of a decline in the demand for ethanol or a decline in the demand for Kinergy’s services. The limited certainty of ethanol orders can make it difficult for us to forecast our sales and allocate our resources in a manner consistent with our actual sales. Moreover, our expense levels are based in part on our expectations of future sales and, if our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls. Furthermore, because Kinergy depends on a small number of customers for a significant portion of its sales, the magnitude of the ramifications of these risks is greater than if Kinergy’s sales were less concentrated within a small number of customers. As a result of Kinergy’s lack of long-term ethanol orders and commitments, we may experience a rapid decline in our sales and profitability.

Kinergy depends on a small number of suppliers for the vast majority of the ethanol that it sells. If any of these suppliers is unable or decides not to continue to supply Kinergy with ethanol in adequate amounts, Kinergy may be unable to satisfy the demands of its customers and our sales, profitability and relationships with our customers will be adversely affected.

Kinergy depends on a small number of suppliers for the vast majority of the ethanol that it sells. During 2005, Kinergy’s three largest suppliers, each of whom accounted for 10% or more of total purchases, represented approximately 22%, 20%, and 17%, respectively, of purchases, representing an aggregate of approximately 59%, of the total ethanol Kinergy purchased for resale. During 2004, Kinergy’s three largest suppliers, each of whom accounted for 10% or more of the total purchases, represented approximately 27%, 23% and 14%, respectively, of purchases, representing an aggregate of approximately 64% of the total ethanol Kinergy purchased for resale. We expect that Kinergy will continue to depend for the foreseeable future upon a small number of suppliers for a significant majority of the ethanol that it purchases. In addition, Kinergy sources the ethanol that it sells primarily from suppliers in the Midwestern United States. The delivery of the ethanol that Kinergy sells is therefore subject to delays resulting from inclement weather and other conditions. Also, there is currently a substantial demand for ethanol which has, for most of 2005, far exceeded ethanol production capacities and Kinergy’s management has, from time to time, found it very difficult to satisfy all the demands for ethanol by Kinergy’s customers. If any of these suppliers is unable or declines for any reason to continue to supply Kinergy with ethanol in adequate amounts, Kinergy may be unable to replace that supplier and source other supplies of ethanol in a timely manner, or at all, to satisfy the demands of its customers. If this occurs, our sales and profitability and Kinergy’s relationships with its customers will be adversely affected.

Risks Relating to the Business of PEI California

We may not be able to implement our planned expansion strategy.

We plan to grow our business by investing in new facilities and/or acquiring existing facilities and to pursue other business opportunities such as the production of other renewable fuels to the extent we deem those opportunities advisable. We believe that there is increasing competition for suitable sites. We may not find suitable additional sites for construction of new facilities, suitable acquisition candidates or other suitable expansion opportunities.

We may need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional equity securities. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

We must also obtain numerous regulatory approvals and permits in order to construct and operate additional or expanded facilities. These requirements may not be satisfied in a timely manner or at all. Federal and state governmental requirements may substantially increase our costs, which could have a material adverse effect on our results of operations and financial position. Our expansion plans may also result in other unanticipated adverse consequences, such as the diversion of management’s attention from our existing operations.

Our construction costs may also increase to levels that would make a new facility too expensive to complete or unprofitable to operate. Except with respect to our Madera County facility, we have not entered into any construction contracts or other arrangements, other than site acquisition arrangements, that might limit our exposure to higher costs in developing and completing any new facilities. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other ethanol companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, transportation constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent us from commencing operations as expected at our facilities.

We may not find additional appropriate sites for new facilities and we may not be able to finance, construct, develop or operate these new facilities successfully. We also may be unable to find suitable acquisition candidates. Accordingly, we may not be able to implement our planned expansion strategy.

PEI California has not conducted any significant business operations and has been unprofitable to date. PEI California may be unsuccessful and decrease our overall profitability, causing us to fail to achieve one of our significant goals.

PEI California has not conducted any significant business operations and has been unprofitable to date. Accordingly, there is no prior operating history by which to evaluate the likelihood of PEI California’s success or its contribution to our overall profitability. PEI California may not complete construction of all of our planned ethanol production facilities, and even if PEI California does complete the construction of all of our planned ethanol production facilities, PEI California may not be successful or contribute positively to our profitability. If PEI California is unsuccessful, it will decrease our overall profitability and we will have failed to achieve one of our significant goals.

The raw materials and energy necessary to produce ethanol may be unavailable or may increase in price, adversely affecting our sales and profitability.

The principal raw material we use to produce ethanol and ethanol by-products is corn. As a result, changes in the price of corn can significantly affect our business. In general, rising corn prices produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true since market conditions generally do not allow us to pass along increased corn costs to our customers because the price of ethanol is primarily determined by other factors, such as the price of oil and gasoline. At certain levels, corn prices may make ethanol uneconomical to use in markets where the use of fuel oxygenates is not mandated.

The price of corn is influenced by general economic, market and regulatory factors. These factors include weather conditions, farmer planting decisions, government policies and subsidies with respect to agriculture and international trade and global demand and supply. The significance and relative impact of these factors on the price of corn is difficult to predict. Any event that tends to negatively impact the supply of corn will tend to increase prices and potentially harm our business. Corn bought by ethanol plants represented approximately 13% of the 2005 total corn supply according to 2005 results reported by the National Corn Growers Association. The increasing ethanol capacity could boost demand for corn and result in increased prices for corn.

The production of ethanol also requires a significant amount of other raw materials and energy, primarily water, electricity and natural gas. For example, we estimate that our Madera County ethanol production facility will require significant and uninterrupted supplies of water, electricity and natural gas. The prices of electricity and natural gas have fluctuated significantly in the past and may fluctuate significantly in the future. Local water, electricity and gas utilities may not be able to reliably supply the water, electricity and natural gas that our facilities will need or may not be able to supply such resources on acceptable terms. In addition, if there is an interruption in the supply of water or energy for any reason, we may be required to halt ethanol production.

The market price of ethanol is volatile and subject to significant fluctuations, which may cause our profitability to fluctuate significantly.

The market price of ethanol is dependent upon many factors, including the price of gasoline, which is in turn dependent upon the price of petroleum. Petroleum prices are highly volatile and difficult to forecast due to frequent changes in global politics and the world economy. The distribution of petroleum throughout the world is affected by incidents in unstable political environments, such as Iraq, Iran, Kuwait, Saudi Arabia, the former U.S.S.R. and other countries and regions. The industrialized world depends critically upon oil from these areas, and any disruption or other reduction in oil supply can cause significant fluctuations in the prices of oil and gasoline. We cannot predict the future price of oil or gasoline and may establish unprofitable prices for the sale of ethanol due to significant fluctuations in market prices. For example, the price of ethanol declined by approximately 25% from its 2004 average price per gallon in five months from January 2005 through May 2005 and reversed this decline and increased to approximately 55% above its 2004 average price per gallon in four months from June 2005 through September 2005; and from September through December 2005, the price of ethanol trended downward, but reversed its trend in the first quarter of 2006 by rising approximately 16% above its 2005 average price per gallon. In recent years, the prices of gasoline, petroleum and ethanol have all reached historically unprecedented high levels. If the prices of gasoline and petroleum decline, we believe that the demand for and price of ethanol may be adversely affected. Fluctuations in the market price of ethanol may cause our profitability to fluctuate significantly.

We believe that the production of ethanol is expanding rapidly. There are a number of new plants under construction and planned for construction, both inside and outside California. We expect existing ethanol plants to expand by increasing production capacity and actual production. Increases in the demand for ethanol may not be commensurate with increasing supplies of ethanol. Thus, increased production of ethanol may lead to lower ethanol prices. The increased production of ethanol could also have other adverse effects. For example, increased ethanol production could lead to increased supplies of co-products from the production of ethanol, such as wet distillers grain, or WDG. Those increased supplies could lead to lower prices for those co-products. Also, the increased production of ethanol could result in increased demand for corn. This could result in higher prices for corn and cause higher ethanol production costs and, in the event that PEI California is unable to pass increases in the price of corn to its customers, will result in lower profits. We cannot predict the future price of ethanol, WDG or corn. Any material decline in the price of ethanol or WDG, or any material increase in the price of corn, will adversely affect our sales and profitability.

Certain countries can export ethanol to the United States duty-free, which may undermine the ethanol production industry in the United States.

Imported ethanol is generally subject to a $0.54 per gallon tariff and a 2.5% ad valorem tax that was designed to offset the $0.51 per gallon ethanol subsidy available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. There is a special exemption from the tariff for ethanol imported from 24 countries in Central America and the Caribbean islands which is limited to a total of 7.0% of United States production per year (with additional exemptions for ethanol produced from feedstock in the Caribbean region over the 7.0% limit). In May 2006, bills were introduced in both the U.S. House of Representatives and U.S. Senate to repeal the $0.54 per gallon tariff. We do not know the extent to which the volume of imports would increase or the effect on United States prices for ethanol if this proposed legislation is enacted or if the tariff is not renewed beyond its current expiration in December 2007. In addition The North America Free Trade Agreement countries, Canada and Mexico, are exempt from duty. Imports from the exempted countries have increased in recent years and are expected to increase further as a result of new plants under development. In particular, the ethanol industry has expressed concern with respect to a new plant under development by Cargill, Inc., the fifth largest ethanol producer in the United States, in El Salvador that would take the water out of Brazilian ethanol and then ship the dehydrated ethanol from El Salvador to the United States duty-free. Since production costs for ethanol in Brazil are estimated to be significantly less than what they are in the United States, the import of the Brazilian ethanol duty-free through El Salvador or another country exempted from the tariff may negatively impact the demand for domestic ethanol and the price at which we sell our ethanol.

Risks Related to our Common Stock

Our common stock has a small public float and shares of our common stock eligible for public sale could cause the market price of our stock to drop, even if our business is doing well, and make it difficult for us to raise additional capital through sales of equity securities.

As of June 21, 2006, we had outstanding approximately 37.2 million shares of our common stock. Approximately 14.8 million of these shares were restricted under the Securities Act of 1933, including approximately 5.9 million shares beneficially owned, in the aggregate, by our executive officers, directors and 10% stockholders. Accordingly, our common stock has a public float of approximately 22.4 million shares held by a relatively small number of public investors.

We are in the process of registering for resale approximately 8.2 million shares of our common stock, including shares of our common stock underlying warrants. If and when the registration statement covering these shares of common stock is declared effective, holders of these shares will be permitted, subject to few limitations, to freely sell these shares of common stock. As a result of our small public float, sales of substantial amounts of common stock, including shares issued upon the exercise of stock options or warrants, or an anticipation that such sales could occur, may materially and adversely affect prevailing market prices for our common stock. Any adverse effect on the market price of our common stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate.

As a result of our issuance of shares of Series A Preferred Stock to Cascade Investment, L.L.C., our common stockholders may experience numerous negative effects and most of the rights of our common stockholders will be subordinate to the rights of Cascade Investment, L.L.C.

As a result of our issuance of shares of Series A Preferred Stock to Cascade Investment, L.L.C., or Cascade, common stockholders may experience numerous negative effects, including substantial dilution. The 5,250,000 shares of Series A Preferred Stock issued to Cascade are immediately convertible into 10,500,000 shares of our common stock, which amount, when issued, would, based upon the number of shares of our common stock outstanding as of June 21, 2006, represent approximately 22% of our shares outstanding and, in the event that we are profitable, would likewise result in a decrease in our earnings per share by approximately 22%, without taking into account cash or stock payable as dividends on the Series A Preferred Stock. In addition, income available to common stockholders will be reduced during the second quarter of 2006 to the extent that the market price of our common stock is in excess of the $8.00 per share purchase price, on an as-converted basis, at which we issued the Series A Preferred Stock. This reduction will be calculated based on the number of shares of common stock deemed issued, on an as-converted basis, multiplied by the difference in the market price of our common stock and the $8.00 per share purchase price.

Other negative effects to our common stockholders will include potential additional dilution from dividends paid in Series A Preferred Stock and certain antidilution adjustments. In addition, rights in favor of holders of our Series A Preferred Stock include: seniority in liquidation and dividend preferences; substantial voting rights; numerous protective provisions; the right to appoint two persons to our board of directors and periodically nominate two persons for election by our stockholders to our board of directors; preemptive rights; and redemption rights. Also, the Series A Preferred Stock could have the effect of delaying, deferring and discouraging another party from acquiring control of Pacific Ethanol. In addition, based on our current number of shares of common stock outstanding, Cascade has approximately 22% of all outstanding voting power as compared to approximately 12% of all outstanding voting power held in aggregate by our current executive officers and directors. Any of the above factors may materially and adversely affect our common stockholders and the values of their investments in our common stock.

Our stock price is highly volatile, which could result in substantial losses for investors purchasing shares of our common stock and in litigation against us.

The market price of our common stock has fluctuated significantly in the past and may continue to fluctuate significantly in the future. The market price of our common stock may continue to fluctuate in response to one or more of the following factors, many of which are beyond our control:

•	changing conditions in the ethanol and fuel markets;
•	the volume and timing of the receipt of orders for ethanol from major customers;
•	competitive pricing pressures;
•	our ability to produce, sell and deliver ethanol on a cost-effective and timely basis;
•	the introduction and announcement of one or more new alternatives to ethanol by our competitors;
•	changes in market valuations of similar companies;
•	stock market price and volume fluctuations generally;
•	regulatory developments or increased enforcement;
•	fluctuations in our quarterly or annual operating results;
•	additions or departures of key personnel;
•	our inability to obtain construction, acquisition, capital equipment and/or working capital financing; and
•	future sales of our common stock or other securities.

Furthermore, we believe that the economic conditions in California and other states, as well as the United States as a whole, could have a negative impact on our results of operations. Demand for ethanol could also be adversely affected by a slow-down in overall demand for oxygenate and gasoline additive products. The levels of our ethanol production and purchases for resale will be based upon forecasted demand. Accordingly, any inaccuracy in forecasting anticipated revenues and expenses could adversely affect our business. Furthermore, we recognize revenues from ethanol sales at the time of delivery. The failure to receive anticipated orders or to complete delivery in any quarterly period could adversely affect our results of operations for that period. Quarterly results are not necessarily indicative of future performance for any particular period, and we may not experience revenue growth or profitability on a quarterly or an annual basis.

The price at which you purchase shares of our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you and which may include the complete loss of your investment. In the past, securities class action litigation has often been brought against a company following periods of stock price volatility. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and our resources away from our business. Any of the risks described above could adversely affect our sales and profitability and also the price of our common stock.

(End of Prospectus Supplement No. 2.)